     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1999

                                                      REGISTRATION NO. 333-65423
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-1

                         POST-EFFECTIVE AMENDMENT NO. 1
                                   UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                          MONY LIFE INSURANCE COMPANY
                                   OF AMERICA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   ARIZONA                                         6719
       (STATE OR OTHER JURISDICTION OF                 (PRIMARY STANDARD INDUSTRIAL
       INCORPORATION OR ORGANIZATION)                   CLASSIFICATION CODE NUMBER)

                                   86-0222062
                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                                 1740 BROADWAY,
                            NEW YORK, NEW YORK 10019
             (PRINCIPAL EXECUTIVE OFFICES OF REGISTRANT) (ZIP CODE)

                          FREDERICK C. TEDESCHI, ESQ.
                  VICE PRESIDENT AND CHIEF COUNSEL, OPERATIONS

                          MONY LIFE INSURANCE COMPANY
                                 1740 BROADWAY,
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 708-2000
        (NAME, ADDRESS, ZIP CODE, TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: May 1, 1999

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                             CROSS REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(b)

CAPTION IN FORM S-1
ITEM NO. AND CAPTION                                                      PROSPECTUS
--------------------                                                      ----------
 1.  Forepart of the Registration Statement and Outside Front
       Cover of Prospectus.......................................  Outside Front Cover
 2.  Inside Front and Outside Back Cover Pages of Prospectus.....  Table of Contents
 3.  Summary Information, Risk Factors and Ratio of Earnings to
       Fixed Charges.............................................  Summary (Not applicable with respect to ratio
                                                                     of earnings to fixed
                                                                     charges)
 4.  Use of Proceeds.............................................  Investments
 5.  Determination of Offering Price.............................  Not Applicable
 6.  Dilution....................................................  Not Applicable
 7.  Selling Security Holders....................................  Not Applicable
 8.  Plan of Distribution........................................  Variable Annuity
                                                                   Contracts and the
                                                                     Distribution of
                                                                     Guaranteed Interest
                                                                     Account with Market
                                                                     Value Adjustment
 9.  Description of Securities to be Registered..................  Detailed Description of
                                                                   the Guaranteed Interest
                                                                     Account with Market
                                                                     Value Adjustment
10.  Interests of Named Experts and Counsel......................  Not Applicable
11.  Information with Respect to Registrant......................  The Company
12.  Disclosure of Commission Position on Indemnification for
       Securities Act Liabilities................................  Not Applicable

                                   PROSPECTUS

                               Dated May 1, 1999

            Guaranteed Interest Account with Market Value Adjustment
               under Flexible Payment Variable Annuity Contracts

                                   Issued By

                     MONY Life Insurance Company of America

MONY Life Insurance Company of America issues the Guaranteed Interest Account with Market Value Adjustment described in this prospectus. The Guaranteed Interest Account with Market Value Adjustment is available only under certain variable annuity contracts that we offer.

Among the many terms of the Guaranteed Interest Account with Market Value Adjustment are:

     - guaranteed interest to be credited for specific periods (referred to as "Accumulation Periods")

     - three (3), five (5), seven (7), and ten (10) year Accumulation Periods are available.

     - interest will be credited for the entire Accumulation Period on a daily basis. Different rates apply to each Accumulation Period and are determined by the Company from time to time in its sole discretion.

     - A market value adjustment will be charged if part or all of the Guaranteed Interest Account with Market Value Adjustment is surrendered before the end of the Accumulation Period

          THESE ARE ONLY SOME OF THE TERMS OF THE GUARANTEED INTEREST
                      ACCOUNT WITH MARKET VALUE ADJUSTMENT
    PLEASE READ THE PROSPECTUS AND THE PROSPECTUS FOR THE CONTRACT CAREFULLY
                    FOR MORE COMPLETE DETAILS OF THE POLICY

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for the variable annuity contract, the MONY Series Fund, Inc., and the Enterprise Accumulation Trust. You should read these prospectuses carefully and keep them for future reference.

                     MONY Life Insurance Company of America
                                 1740 Broadway
                            New York, New York 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DEFINITIONS.................................................
SUMMARY.....................................................    1
DESCRIPTION OF THE GUARANTEED INTEREST ACCOUNT WITH MARKET
  VALUE ADJUSTMENT..........................................    3
   1. General...............................................    3
   2. Allocations to the Guaranteed Interest Account with
     Market Value Adjustment................................    3
   3. The Specified Interest Rate and the Accumulation
     Periods................................................    4
      A. Specified Interest Rates...........................    4
      B. Accumulation Periods...............................    4
   4. Maturity of Accumulation Periods......................    5
   5. The Market Value Adjustment ("mV")....................    5
      A. General Information Regarding the mV...............    5
      B. The MVA Factor.....................................    6
   6. Contract Charges......................................    6
   7. Guaranteed Interest Account at Annuitization..........    7
INVESTMENTS.................................................    7
CONTRACTS AND THE DISTRIBUTION (MARKETING) OF THE GUARANTEED
  INTEREST ACCOUNT WITH MARKET VALUE ADJUSTMENT.............    7
RISK FACTORS................................................    7
THE COMPANY.................................................    9
   1. Business..............................................    9
      A. Organization.......................................    9
      B. Description of Business............................    9
      C. Regulation.........................................   10
      D. Competition........................................   10
      E. Employees..........................................   11
   2. Properties............................................   11
   3. Legal Proceedings.....................................   11
   4. Statutory-Basis Financial Statements and Supplementary
     Data...................................................   12
   5. Selected Statutory-Basis Financial Information........   12
   6. Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   13
   7. Year 2000.............................................   24
   8. Potential Tax Legislation.............................   26
   9. Directors and Executive Officers......................   26
  10. Executive Compensation................................   28
  11. Exhibits, Financial Statements, Schedules and
     Reports................................................   29
Index to Statutory-Basis Financial Statements...............  F-1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    SUMMARY

     This summary provides you with a brief overview of the more important aspects of your variable annuity contract's Guaranteed Interest Account with Market Value Adjustment. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your variable annuity contract. This summary and the entire prospectus will describe only the Guaranteed Interest Account with Market Value adjustment. Other parts of your variable annuity contract are described in that contract and in the prospectus for MONY America Variable Account A which is included with this prospectus. BEFORE PURCHASING THE VARIABLE CONTRACT AND ALLOCATING YOUR PURCHASE PAYMENTS TO THE GUARANTEED INTEREST ACCOUNT WITH MARKET VALUE ADJUSTMENT, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY.

PURPOSE OF THE GUARANTEED INTEREST ACCOUNT WITH MARKET VALUE ADJUSTMENT

     The Guaranteed Interest Account with Market Value Adjustment is designed to provide you with an opportunity to receive a guaranteed fixed rate of interest. You can choose the period of time over which the guaranteed fixed rate of interest will be paid. That period of time is known as the Accumulation Period.

     The Guaranteed Interest Account with Market Value Adjustment is also designed to provide you with the opportunity to transfer part or all of the Guaranteed Interest Account with market Value Adjustment to the subaccounts available to you under the variable annuity contract. It is also designed to provide you with the opportunity to surrender part or all of the Guaranteed Interest Account with Market Value Adjustment before the end of the Accumulation Period. If you ask us to transfer or surrender part of all of the Guaranteed Interest Account, we will impose a charge, known as a market value adjustment.

PURCHASE PAYMENTS

     The purchase payments you make for the contract are received by the Company. Currently those purchase payments are not subject to taxes imposed by the United States Government or any state or local government.

     You may allocate your purchase payments to the Guaranteed Interest Account with Market Value Adjustment.

THE ACCUMULATION PERIODS

     There are 4 different Accumulation Periods currently available: a 3 year Accumulation Period, a 5 year Accumulation Period, a 7 year Accumulation Period, and a 10 year Accumulation Period. You may allocate initial or additional purchase payments made under the contract to one or more Accumulation Periods at the time you purchase the contract. You may also ask us to transfer Fund Values from the subaccounts available under the contract to one or more of the Accumulation Periods. There is no minimum allocation or transfer to an Accumulation Period. (See "Allocations to the Guaranteed Interest Account" at page 5.)

     Each Accumulation Period will have a Maturity Date which will be 3, 5, 7, or 10 years from the beginning of the month during which allocations are made and Purchase Payments are received or Fund Values are transferred. Therefore the Accumulation Period will end on the last day of a calendar month (the "Maturity Date") during which the third, fifth, seventh or tenth anniversary of the allocation to the Accumulation Period (as applicable) occurs. This means that the Maturity Date for a 3, 5, 7, or 10 year Accumulation Period may be up to 30 days shorter than 3, 5, 7 or 10 years, respectively. For amounts which are allocated to an Accumulation Period on, and as to which Purchase Payments are received or transfers are effective on the first day of a calendar month will be exactly 3, 5, 7, or 10 years, depending on the Accumulation Period selected. (See "Specified Interest Rates and Accumulation Periods" at page 6.)

CREDITING OF INTEREST

     The Company will credit amounts allocated to an Accumulation Period with interest at a rate not less than 3.5%. This interest rate is known as the Specified Interest Rate. It will be credited for the duration of the

Accumulation Period. Specified Interest Rates for each Accumulation Period are declared periodically in the sole discretion of the Company. (See "Specified Interest Rates and Accumulation Periods" at page 6.)

     At least 15 days and at most 45 days prior to the Maturity Date of an Accumulation Period, Contract Owners having Fund Values allocated to such Accumulation Periods will be notified of the impending Maturity Date. Contract Owners will then have the option of directing the surrender, transfer, or distribution of the Fund Value (during the Maturity Period) without application of any MVA.

     The Specified Interest Rate will be credited to amounts allocated to an Accumulation Period, so long as such allocations are neither surrendered nor transferred prior to the Maturity Date for the Allocation Period. The Specified Interest Rate is credited daily, providing an annual effective yield. (See "Specified Interest Rates and Accumulation Periods" at page 6.)

THE MARKET VALUE ADJUSTMENT

     Amounts that are surrendered, transferred or otherwise distributed from an Accumulation Period prior to the Maturity Date of that Accumulation Period, will be subject to a Market Value Adjustment ("MVA"). The MVA is accomplished through the use of a factor, which is known as the "MVA Factor". This factor is discussed in detail in the section entitled "The Market Value Adjustment -- The MVA Factor" at page .

OTHER PROVISIONS OF THE CONTRACT

     This summary and this prospectus does not describe the other provisions of the contract. Please refer to the prospectus for MONY America Variable Account A and to the contract for the details of these provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Actual events or results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors" as well as those discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this Prospectus.

            DETAILED DESCRIPTION OF THE GUARANTEED INTEREST ACCOUNT
                          WITH MARKET VALUE ADJUSTMENT

1. GENERAL

     The Guaranteed Interest Account with Market Value Adjustment is an allocation option available under certain variable annuity contracts issued by the Company. Not all of the variable annuity contracts issued by the Company offer the Guaranteed Interest Account with Market Value Adjustment, nor is the Guaranteed Interest Account with Market Value Adjustment available in every state jurisdiction. The variable annuity prospectuses describing variable annuity contracts that offer the Guaranteed Interest Account with Market Value Adjustment clearly disclose whether the Guaranteed Interest Account with Market Value Adjustment is available as an allocation choice to the Owner. If the Guaranteed Interest Account with Market Value Adjustment is available under a variable annuity issued by the Company, the prospectus for the variable annuity contract ("Contract") and this prospectus must be read carefully together in the same manner that prospectuses for underlying mutual funds must be read with the prospectus for the Contracts.

     The guarantees associated with the Guaranteed Interest Account with Market Value Adjustment are borne exclusively by the Company. The guarantees associated with the Guaranteed Interest Account with Market Value Adjustment are legal obligations of the Company. Fund Values allocated to the Guaranteed Interest Account with Market Value Adjustment are held in the "General Account" of the Company. Amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. The Company has sole investment discretion over the investment of the assets of its General Account. Contract Owners having allocated amounts to a particular Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment, however, will have no claim against any particular assets of the Company.

     The Guaranteed Interest Account with Market Value Adjustment provides for a guaranteed interest rate (the "Specified Interest Rate"), to be credited as long as any amount allocated to the Guaranteed Interest Account with Market Value Adjustment is not distributed for any reason prior to the Maturity Date of the particular accumulation period chosen by the Owner. Generally, a 3 year Accumulation Period offers guaranteed interest at a Specified Interest Rate over 3 years, a 5 year Accumulation Period offers guaranteed interest at a Specified Interest Rate over 5 years, and so on. Because every Accumulation will mature on the last day of a calendar month, the Accumulation Period may terminate up to 30 days less than the 3, 5, 7, or 10 year Accumulation Period.

     Although the Specified Interest Rate will continue to be credited as long as Fund Values remain in an Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment prior to the Maturity Date, surrenders, transfers (including transfers to the Loan Account as a result of a request by the Contract Owner for a Loan), or distributions except upon the death of Annuitant for any other reason will be subject to an MVA, as described below.

2. ALLOCATIONS TO THE GUARANTEED INTEREST ACCOUNT WITH MARKET VALUE ADJUSTMENT

     There are three sources from which allocations to the Guaranteed Interest Account with Market Value Adjustment may be made:

     (1) an initial purchase payment made under a Contract may be wholly or partially allocated to the Guaranteed Interest Account with Market Value Adjustment;

     (2) a subsequent or additional purchase payment made under a Contract may be partially or wholly allocated to the Guaranteed Interest Account with Market Value Adjustment; and

     (3) amounts transferred from Subaccounts available under the Contract may be wholly or partially allocated to the Guaranteed Interest Account with Market Value Adjustment.

     There is no minimum amount of any allocation of either Purchase Payments or transfers of Fund Value to the Guaranteed Interest Account with Market Value Adjustment. The Contract provides that the prior approval of the Company is required before it will accept a Purchase Payment where, with that Payment, cumulative Purchase Payments made under any one or more Contracts held by the Owner, less the amount of any prior partial surrenders and their Surrender Charges, exceed $1,500,000. This limit applies to the aggregate of Fund Values in the Guaranteed Interest Account with Market Value Adjustment and in each of the Subaccounts of the Contract

3. THE SPECIFIED INTEREST RATE AND THE ACCUMULATION PERIODS

  A. Specified Interest Rates

     The Specified Interest Rate, at any given time, is the rate of interest guaranteed by the Company to be credited to allocations made to the Accumulation Period for the Guaranteed Interest Account with Market Value Adjustment chosen by the Owner, so long as no portion of the allocation is distributed for any reason prior to the Maturity Date. Different Specified Interest Rates may be established for the 4 different Accumulation Periods which are currently available: 3, 5, 7, and 10 years.

     The Company declares Specified Interest Rates for each of the available Accumulation Periods from time to time. Normally, new Specified Interest Rates will be declared monthly; however, depending on interest rate fluctuations, declarations of new Specified Interest Rates may occur more or less frequently. The Company observes no specific method in the establishment of the Specified Interest Rates, but generally will attempt to declare Specified Interest Rates which are related to interest rates associated with fixed-income investments available at the time and having durations and cash flow attributes compatible with the Accumulation Periods then available for the Guaranteed Interest Account with Market Value Adjustment. In addition, the establishment of Specified Interest Rates may be influenced by other factors, including competitive considerations, administrative costs and general economic trends. The Company has no way of predicting what Specified Interest Rates may be declared in the future and there is no guarantee that the Specified Interest Rate for any of the Accumulation Periods will exceed the guaranteed minimum effective annual interest rate of 3.5%.

     The period of time during which a particular Specified Interest Rate is in effect for new allocations to the then available Accumulation Periods is referred to as the Investment Period. All allocations made to an Accumulation Period during an Investment Period are credited with the Specified Interest Rate in effect. An Investment Period ends only when a new Specified Interest Rate relative to the Accumulation Period in question is declared. Subsequent declarations of new Specified Interest Rates have no effect on allocations made to Accumulation Periods during prior Investment Periods. All such prior allocations will be credited with the Specified Interest Rate in effect when the allocation was made for the duration of the Accumulation Period selected.

     Information concerning the Specified Interest Rates in effect for the various Accumulation Periods can be obtained by contacting an agent of the Company who is also a registered representative of MONY Securities Corp. or by calling the following toll free telephone number: 1-800-736-0136.

     The Specified Interest Rate is credited to allocations made to an Accumulation Period elected by the Owner on a daily basis, resulting in an annual effective yield which is guaranteed by the Company, unless amounts are surrendered or transferred from that Accumulation Period for any reason prior to the Maturity Date. The Specified Interest Rate will be credited for the entire Accumulation Period. If amounts are surrendered or transferred from the Accumulation Period for any reason prior to the Maturity Date, an MVA will be applied to the amount surrendered or transferred.

  B. Accumulation Periods

     For each Accumulation Period, the Specified Interest Rate in effect at the time of the allocation to that Accumulation Period is guaranteed. An Accumulation Period always expires on a Maturity Date which will be the last day of a calendar month; therefore, the Specified Interest Rate may be credited for up to 30 days less than the Accumulation Period.

     For example, if an allocation is made to a 10 year Accumulation period on August 10, 1998 and the funds for a new Purchase Payment are received on that day, the Specified Interest Rate for that Accumulation Period will be credited beginning on that day until July 31, 2008; however, the Accumulation Period will begin on August 1, 1998 and will end on July 31, 2008.

     All Accumulation Periods for the 3, 5, 7, and 10 year Accumulation Periods, respectively, will be determined in a manner consistent with the foregoing example. Accumulation Periods will be exactly 3, 5, 7, or 10 years only when an allocation to an Accumulation Period occurs (or the Purchase Payment is received or the transfer of Fund Values from a Subaccount is effective) on the first day of a calendar month.

4. MATURITY OF ACCUMULATION PERIODS

     At least fifteen days and at most forty-five days prior to the end of an Accumulation Period, the Company will send notice to the Contract Owner of the impending Maturity Date (always the last day of a calendar month). The notice will include the projected Fund Value held in the Accumulation Period on the Maturity Date and will specify the various options Contract Owners may exercise with respect to the Accumulation Period:

          (1) During the thirty day period following the Maturity Date (the "Maturity Period"), the Contract Owner may wholly or partially surrender the Fund Value held in that Accumulation Period without an MVA; however, surrender charges under the variable annuity Contract, if applicable, will be assessed.

          (2) During the thirty day period following the Maturity Date, the Contract Owner may wholly or partially transfer the Fund Value held in that Accumulation Period, without an MVA, to any Subaccount then available under the Contract or may elect that the Fund Value held in that Accumulation Period be held for an additional Accumulation Period of the same number of years or for another Accumulation Period of a different number of years which may at the time be available. A confirmation of any such transfer or election will be sent immediately after the transfer or election is processed.

          (3) If the Contract Owner does not make an election within the Maturity Period, the entire Fund Value held in the maturing Accumulation Period will be transferred to an Accumulation Period of the same number of years as the Accumulation Period which matured. However, if that period would extend beyond the Annuity Starting Date of the Contract or if that period is not then made available by the Company, the Fund Value held in the maturing Accumulation Period will be automatically transferred to the Money Market Subaccount at the end of the Maturity Period. A confirmation will be sent immediately after the automatic transfer is executed.

     During the thirty day period following the Maturity Date, and prior to any of the transactions set forth in (1), (2), or (3) above, the Specified Value held in the maturing Accumulation Period will continue to be credited with the Specified Interest Rate in effect before the Maturity Date.

5. THE MARKET VALUE ADJUSTMENT ("MVA")

  A. General Information Regarding the MVA

     A surrender, transfer (including a transfer to the Loan Account as a result of a request by the Owner for a Loan), or distribution of Specified Value of the Guaranteed Interest Account with Market Value Adjustment held in an Accumulation Period which are surrendered, transferred, or distributed for any reason prior to the Maturity Date of that particular Accumulation Period, will be subject to an MVA. The MVA is determined by the multiplication of an MVA Factor by the Specified Value, or the portion of the Specified Value being surrendered, transferred or distributed. The Specified Value is the amount of the allocation of Purchase Payments and transfers of Fund Value to an Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment, plus interest accrued at the Specified Interest Rate minus prior distributions. The MVA may either increase or decrease the amount of the distribution.

     The MVA is intended to approximate, without duplicating, the experience of the Company when it liquidates assets in order to satisfy contractual obligations. Such obligations arise when Contract Owners request surrenders (including transfers for the purpose of obtaining a Loan), or distributions. When liquidating assets, the Company may realize either a gain or a loss.

     If prevailing interest rates are higher than the Specified Interest Rate in effect at the time the Accumulation Period commences, the Company will realize a loss when it liquidates assets in order to process a surrender, loan, or transfer; therefore, application of the MVA under such circumstances will decrease the amount of the distribution or loan.

     Generally, if prevailing interest rates are lower than the Specified Interest Rate in effect at the time the Accumulation Period commences, the Company will realize a gain when it liquidates assets in order to process a surrender, loan, or transfer; therefore, application of the MVA under such circumstances will increase the amount of the distribution or loan.

     The Company measures the relationship between prevailing interest rates and the Specified Interest Rates it declares through the MVA Factor. The MVA Factor is described more fully below.

  B. The MVA Factor

     The formula for determining the MVA Factor is:

                           [(1+a)/(1+b)](n-t)/12) - 1

Where:

    a    =    the Specified Interest Rate for the Accumulation Period from which the surrender, transfer or loan is to be taken;
    b    =    the Specified Interest Rate declared at the time a surrender or transfer is requested for an Accumulation Period equal to the time remaining in the Accumulation Period from which the surrender, transfer (including transfer to the Loan Account as a result of a request by the Owner for a Loan), or
              distribution is requested, plus 0.25%;
    n    =    the Accumulation Period from which the surrender, transfer, or distribution occurs in months; and
    t    =    the number of elapsed months (or portion thereof) in the
              Accumulation Period from which the surrender, transfer, or distribution occurs.

     The MVA Factor shown above also accounts for some of the administrative and processing expenses incurred when fixed-interest investments are liquidated. This is represented in the addition of 0.25% in the MVA Factor.

     The MVA Factor will either be greater, less than or equal to 0 and will be multiplied by the Specified Value or that portion of the Specified Value being surrendered, transferred, or distributed for any other reason. If the result is greater than 0, a gain will be realized by the Contract Owner; if less than 0, a loss will be realized. If the MVA Factor is exactly 0, no gain or loss will be realized.

     Examples of how to calculate MVAs are provided in the Appendix of this prospectus.

6. CONTRACT CHARGES

     The Contracts under which the Guaranteed Interest Account with Market Value Adjustment are made available have various fees and charges, some of which may be assessed against allocations made to the Guaranteed Interest Account with Market Value Adjustment.

     Contingent deferred sales charges, if applicable, will be assessed against full or partial surrenders from the Guaranteed Interest Account with Market Value Adjustment. If any such surrender occurs prior to the Maturity Date for any particular Accumulation Period elected by the Owner, the amount surrendered will be subject to an MVA in addition to contingent deferred sales charges. The variable annuity prospectus fully describes the contingent deferred sales charges. Please refer to the variable annuity prospectus for complete details regarding the contingent deferred sales charges under the Contracts.

     Mortality and expense risk charges which may be assessed under variable annuity Contracts will not be assessed against any allocation to the Guaranteed Interest Account with Market Value Adjustment. Such charges apply only to the Fund Value allocated to the Subaccounts of the Variable Account.

7. GUARANTEED INTEREST ACCOUNT AT ANNUITIZATION

     On the Annuity Starting Date, the Contract's Cash Value, including the Specified Value of all Accumulation Periods of the Guaranteed Interest Account with Market Value Adjustment, will be applied to provide an annuity or any other option previously chosen by the Owner and permitted by the Company. If the Owner elected Settlement Option 3 (Single Life Income) or 3A (Joint Life Income) the Fund Value of the Contract will be applied. Therefore, if Settlement Options 3 or 3A were to be elected by the Owner, no surrender charge or MVA would be applied to the Specified Value. However, if any other settlement option is elected, or if no election is in effect on the Annuity Starting Date, a lump sum payment will be deemed to have been elected and a MVA will apply.

                                  INVESTMENTS

     Amounts allocated to the Guaranteed Interest Account with Market Value Adjustment are transferred to the Company's General Account. Amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. This is unlike amounts allocated to the Subaccounts of the Variable Account, which are not subject to the liabilities arising from the business the Company conducts. The Company has sole investment discretion over the investment of the assets of its General Account. Variable annuity Contract Owners having allocated amounts to a particular Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment, however, will have no claim against any particular assets of the Company. The Specified Interest Rates declared by the Company for the various Accumulation Periods will not necessarily correspond to the performance of any group of assets of the General Account.

     CONTRACTS AND THE DISTRIBUTION (MARKETING) OF THE GUARANTEED INTEREST
                      ACCOUNT WITH MARKET VALUE ADJUSTMENT

     The Guaranteed Interest Account with Market Value Adjustment is available only as an allocation option under the Contracts issued by the Company. The appropriate variable annuity prospectus and statement of additional information should be consulted for information regarding the distribution of the Contracts.

                                  RISK FACTORS

     Potential purchasers should carefully consider the factors described in "Risk Factors" as well as the other information contained in this Prospectus before allocating purchase payments or Fund Values to the Guaranteed Interest Account with Market Value Adjustment offered hereby. Such "Risk Factors" include:

       (i)  the risk of losses on real estate and commercial mortgage loans,

      (ii)  other risks relating to the Company's investment portfolio,

      (iii) the risk that interest rate changes could make certain of the Company's products less profitable to the Company or less attractive to customers,

      (iv)  risks with respect to certain sales practice litigation,

       (v) the risk of increased surrenders of certain annuities as the surrender charges with respect to such annuities expire,

      (vi)  risks associated with certain economic and market factors,

      (vii)  the risk of variations in claims experience,

     (viii)  risks related to certain insurance regulatory matters,

      (ix)  risks of competition,

       (x) risks with respect to claims paying ability ratings and financial strength ratings,

      (xi)  risks with respect to Year 2000 computer programming issues, and

      (xii) risks of potential adoption of new Federal income tax legislation and the effect of such adoption on certain of the Company's life and annuity products.

                                  THE COMPANY

1. BUSINESS

  A. Organization

     MONY Life Insurance Company of America (the "Company") is a stock life insurance company organized in the state of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, the U.S. Virgin Islands and Puerto Rico. The Company is the corporate successor of VICO Credit Life Insurance Company, incorporated in Arizona on March 6, 1969.

     The Company is a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). MONY was organized as a mutual life insurance company under the laws of the State of New York in 1842. MONY converted to a stock life insurance company in November 1998 through demutualization and assumed its present name at that time. In addition, MONY became a wholly-owned subsidiary of The MONY Group Inc. at that time. It is not expected that demutualization will have any material effect on the Company. The principal offices of MONY and the Company are at 1740 Broadway, New York, New York 10019. MONY Securities Corp., an affiliate of the Company and MONY, is the principal underwriter for the Contracts described in this Prospectus. The Company may purchase certain administrative services from MONY under a services agreement, to enable the Company to administer the Contracts.

     At December 31, 1997, MONY had approximately $133.2 million invested in the Company to support its insurance operations.

     The Company offers a variety of forms of variable annuities, fixed annuities, and variable universal life insurance and universal life insurance policies on a non-participating basis. The Company is a registered investment adviser providing investment management and administration services.

  B. Description of Business

     The Company offers variable annuities, fixed annuities, and variable universal life insurance and universal life insurance policies. Recently, it began to offer term life insurance as well. Its products are distributed largely through the career agent field force of MONY. Together with MONY and its affiliates MONY Securities Corp. and Enterprise Funds Distributors, Inc., the Company is a part of an organization that also markets mutual funds and investment management services.

     The Company's universal life insurance policies are offered to individuals to meet a variety of needs as well as to businesses desiring to provide payroll deduction life insurance to their employees. The Company's universal life insurance policies permit the policyowner to vary the amount and frequency of periodic cash premiums they pay, depending upon the needs of the policyowner and the availability of value within the policy necessary to keep the policy in force by paying the various charges, including, without limitation, the cost of insurance charges.

     The Company's variable life and variable annuity products are also offered to individuals and allow the customer to choose from among subaccounts pursuing a wide variety of investment objectives which reflect the investment objectives of the underlying mutual funds managed by premier mutual fund managers. These products are attractive to customers seeking to meet a variety of objectives, including life insurance protection and retirement accumulations, respectively.

     The Company's survivorship life products insure several lives and provide for the payment of death benefits upon the death of the last surviving insured.

     The Company also offers a Corporate Sponsored Variable Universal Life Insurance policy to corporations to meet needs which can be met by the death benefit and cash value accumulation provisions of the policy.

     The Company's recently introduced term life insurance product is a level term life insurance policy. It is largely distributed through the career agent field force of MONY.

     The Company also offers a variety of policy riders designed to provide additional benefits or flexibility at the option of the policyowner. These riders include riders that waive premium payments upon disability, pay higher benefits in the event of accidental death, allow purchase of additional coverage without evidence of insurability, and permit the addition of term insurance to provide additional death benefit protection.

     The Company's variable life insurance and variable annuity business has grown substantially in recent years. In part, this growth is due to the development of variable life insurance policies for both the individual as well as the corporate sponsored life insurance markets. The Company also believes that the growth of these products has been further enhanced by favorable demographic trends, the growing tendency of Americans to supplement traditional sources of retirement income with variable annuity products which provide the purchaser with some ability to direct the investment strategy, and the performance of the financial markets, particularly the U.S. stock markets, in recent years.

  C. Regulation

     The Company, as with other insurance companies, is subject to extensive regulation and supervision in the jurisdictions in which it does business. Such regulations impose restrictions on the amount and type of investments insurance companies may hold. These regulations also affect many other aspects of insurance companies businesses, including licensing of insurers and their products and agents, risk-based capital requirements and the type and amount of required asset valuation reserve accounts. These regulations are primarily intended to protect policyholders. The Company can not predict the effect that any proposed or future legislation may have on the financial condition or results of operations of the Company.

     Insurance companies are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such agencies at any time. In addition, insurance regulators periodically examine an insurer's financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations. Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or the restructuring of insurance companies.

     As part of their routine regulatory oversight process, state insurance departments conduct detailed examinations periodically (generally once every three to four years) of the books, records and accounts of insurance companies domiciled in their states. Such examinations are generally conducted in cooperation with the departments of two or three other states under guidelines promulgated by the National Association of Insurance Commissioners (NAIC). The operations of the Company were examined by the Arizona Insurance Department for each of the three years ended December 31, 1996. The report did not deal with any matter which may reasonably be expected to result in a material effect on the Company's financial condition or results of operations.

     In recent years, a number of life and annuity insurers have been the subject of regulatory proceedings and litigation relating to alleged improper life insurance pricing and sales practices. Some of these insurers have incurred or paid substantial amounts in connection with the resolution of such matters. See "-- Legal Proceedings", at page 13. In addition, state insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers' compliance with applicable insurance laws and regulations.

     The Company and MONY continuously monitor sales, marketing and advertising practices, and related activities of their agents and personnel and provide continuing education and training in an effort to ensure compliance with applicable insurance laws and regulations. There can be no assurance that any non-compliance with such applicable laws and regulations would not have a material adverse effect on the Company.

  D. Competition

     The Company believes that competition in the Company's lines of business is based on price, product features, commission structure, perceived financial strength, claims-paying ratings, service and name recogni-tion. The Company competes with a large number of other insurers as well as non-insurance financial services companies, such as banks, broker/dealers and mutual funds, many of whom have greater financial resources, offer alternative products or more competitive pricing and, with respect to other insurers, have higher ratings than the Company. Competition exists for individual consumers, employer groups, and agents and with other distributors of insurance products. National banks, with their preexisting customer bases for financial services products, may pose increasing competition as a result of the United States Supreme Court's 1994 decision in NationsBank of North Carolina v. Variable Annuity Life Insurance Company which permits national banks to sell annuity products of life insurance companies in certain circumstances.

     Several proposals to repeal or modify the Glass-Steagall Act of 1933, as amended, and the Bank Holding Company Act of 1956, as amended, have been made by members of Congress and the Clinton Administration. Currently, the Bank Holding Company Act generally restricts banks from being affiliated with insurance companies. None of these proposals has yet been enacted, and it is not possible to predict whether any of these proposals will be enacted, or, if enacted, their potential effect on the Company.

  E. Employees

     The Company has no employees. The Company has entered into a Services Agreement with MONY, pursuant to which MONY provides the services necessary to operate the business of the Company.

2. PROPERTIES

     The Company's administrative offices are located at 1740 Broadway, New York, New York 10019. MONY's principal executive offices are also located there. MONY's administrative operations offices are located in Syracuse, New York, and the administrative services, principally related to the underwriting, issuance, and service of the Company's policies and policyholders, as well as the administration of claims, is conducted from those offices. MONY leases these offices.

3. LEGAL PROCEEDINGS

     In late 1995 and during 1996 a number of purported class actions were commenced in various state and federal courts against the Company and MONY alleging that the Company and MONY engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases (including the Goshen case discussed below) seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company and MONY from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company and MONY have answered the complaints in each action (except for one being voluntarily held in abeyance), has denied any wrongdoing and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company and MONY filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case. The Massachusetts District Court in the Multidistrict Litigation has entered an order essentially holding all of the federal cases in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the motion for summary judgment and dismissed all claims filed in the Goshen case against the Company and MONY on the merits. The order by the New York State Supreme Court has been appealed by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending. There can be no assurance, however, that the present or any future litigation relating to sales practices will not have a material adverse effect on the Company.

     In addition to the foregoing, from time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

4. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The financial statements of the Company are included in a separate section of this prospectus.

     Semi-annual and annual reports are sent to contract owners of the variable annuity and life insurance contracts issued through registered Separate Accounts of the Company.

     The financial statements of the Company included in this prospectus, other than the unaudited interim condensed financial statements, have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included herein in reliance upon the report of said firm given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York 10036.

5. SELECTED FINANCIAL INFORMATION

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected historical financial information for the Company prepared in conformity with the generally accepted accounting principles The selected financial information for each of the three years in the period ended December 31, 1998, and at December 31, 1998 and 1997, has been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere herein. The selected financial information as of December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 have been derived from financial statements, not included elsewhere herein. This selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's financial statements and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                         1997       1996       1995       1994       1993
                                                       --------   --------   --------   --------   --------
                                                                         ($ IN MILLIONS)
SUMMARY OF OPERATIONS (STATUTORY-BASIS) REVENUES:
Premiums, Annuity Considerations, and Fund
  Deposits...........................................  $  799.0   $  741.9   $  607.1   $  500.3   $  528.9
Net Investment Income................................      99.0      102.1      104.9       96.3      107.6
Other Income, net....................................       0.3        0.0        2.5        0.0        0.3
                                                       --------   --------   --------   --------   --------
    Total Income.....................................     898.3      844.0      714.5      596.6      636.8

                                                                     YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                         1997       1996       1995       1994       1993
                                                       --------   --------   --------   --------   --------
                                                                         ($ IN MILLIONS)
BENEFITS & EXPENSES:
Policyholder and Contractholder Benefits.............     407.3      336.7      309.3      246.1      227.4
Change in Policy and Contract Reserves...............     (42.9)     (35.0)      38.6       42.1        5.7
Commissions..........................................      40.9       36.8       32.3       24.7       21.6
Operating Expenses...................................      64.9       53.2       44.7       34.4       32.6
Transfers to Separate Accounts.......................     397.5      428.1      275.6      237.6      331.1
                                                       --------   --------   --------   --------   --------
         Total Benefits and Expenses.................     867.7      819.8      700.5      584.9      618.4
Net Gain from Operations Before Federal Income
  Taxes..............................................      30.6       24.2       14.0       11.7       18.4
Federal Income Taxes.................................      17.4       14.4        8.0        3.3        1.6
                                                       --------   --------   --------   --------   --------
Net Gain from Operations.............................      13.2        9.7        6.0        8.4       16.8
Net Realized Capital Losses..........................      (3.5)      (1.7)      (1.4)      (2.3)      (2.3)
                                                       --------   --------   --------   --------   --------
Net Income...........................................  $    9.7   $    8.0   $    4.6   $    6.1   $   14.5
                                                       ========   ========   ========   ========   ========
SUMMARY OF ADMITTED ASSETS, LIABILITIES, CAPITAL &
  SURPLUS ASSETS:
General Account......................................  $1,354.7   $1,411.9   $1,452.3   $1,395.2   $1,378.7
Separate Account.....................................   3,606.7    2,530.0    1,685.8      998.1      736.4
                                                       --------   --------   --------   --------   --------
    Total............................................  $4,961.4   $3,941.9   $3,138.1   $2,393.3   $2,115.1
                                                       ========   ========   ========   ========   ========
Capital and Surplus..................................  $  133.1   $  121.8   $  115.6   $  104.9   $  102.2
Asset Valuation Reserve ("AVR")......................      16.3       17.9       14.0       13.9       13.2
Capital and Surplus & AVR/General Account Assets.....      11.0%       9.9%       8.9%       8.5%       8.4%
COMPOSITION OF GENERAL ACCOUNT INVESTED ASSETS:
Bonds................................................  $1,074.7   $1,048.0   $1,017.6   $  992.1   $  986.9
Cash & Short Term Investments........................      46.0       90.2      125.2       78.7       36.9
Mortgage Loans.......................................     134.8      158.8      173.2      175.7      220.5
Real Estate..........................................      22.6       40.7       58.4       69.9       65.9
Other................................................      53.9       51.2       46.7       39.9       39.9
                                                       --------   --------   --------   --------   --------
    Total............................................  $1,332.0   $1,388.9   $1,421.1   $1,356.3   $1,350.1
                                                       ========   ========   ========   ========   ========
Bonds................................................        81%        75%        72%        73%        73%
Cash & Short Investments.............................         3          7          9          6          3
Mortgage Loans.......................................        10         11         12         13         16
Real Estate..........................................         2          3          4          5          5
Other................................................         4          4          3          3          3
                                                       --------   --------   --------   --------   --------
         Total.......................................       100%       100%       100%       100%       100%
                                                       ========   ========   ========   ========   ========

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations contains forward-looking statements that are intended to enhance the reader's ability to assess the future financial performance of the Company. These forward-looking statements are not based on historical information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment yields and interest spread, or the earnings or profitability of the Company's activities. Because these statements are subject to numerous assumptions, risks, and uncertainties, actual results could be materially different. The following factors, among others, may have such an impact: changes in economic conditions; movements in interest rates and the stock markets; competitive pressures on product pricing and services; success and timing of business strategies; and the nature and extent of legislation and regulatory actions and reforms. Readers are directed to consider these and other risks and uncertainties described in more detail elsewhere in documents filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion addresses the financial condition and results of operations of MONY Life Insurance Company of America ("MLOA" or the "Company") for the periods indicated. This discussion should be read in conjunction with the Company's is financial statements, notes to financial statements and other financial information included elsewhere in this prospectus.

     The following summarizes the Company's results of operations for the years indicated:

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                          ------------------------------------
                                                           1998      1997      1996      1995
                                                          ------    ------    ------    ------
                                                                    ($ IN MILLIONS)
STATEMENT OF OPERATIONS REVENUES:
Premiums, Annuity Considerations, and Fund Deposits.....  $         $799.0    $741.9    $607.1
Net Investment Income...................................              99.0     102.1     104.9
Other Income, net.......................................               0.3       0.0       2.5
                                                          ------    ------    ------    ------
          Total Income..................................             898.3     844.0     714.5

BENEFITS & EXPENSES:
Policyholder and Contractholder Benefits................             407.3     336.7     309.3
Change in Policy and Contract Reserves..................             (42.9)    (35.0)     38.6
Commissions.............................................              40.9      36.8      32.3
Operating Expenses......................................              64.9      53.2      44.7
Transfers to Separate Accounts..........................             397.5     428.1     275.6
                                                          ------    ------    ------    ------
          Total Benefits and Expenses...................             867.7     819.8     700.5
Net Gain from Operations Before Federal Income Taxes....              30.6      24.2      14.0
Federal Income Taxes....................................              17.4      14.4       8.0
                                                          ------    ------    ------    ------
Net Gain from Operations................................              13.2       9.7       6.0
Net Realized Capital Losses.............................              (3.5)     (1.7)     (1.4)
                                                          ------    ------    ------    ------
Net Income..............................................  $         $  9.7    $  8.0    $  4.6
                                                          ======    ======    ======    ======

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997:

     Net gain from operations before federal income taxes was $     million for
the year ended December 31, 1998 as compared to $     million for the year ended
December 31, 1997, a        of $   million. The principal reason for the
was                                         .

     Premiums, Annuity Considerations, and Fund Deposits were $      million for
the year ended December 31, 1998, an        of $     million, from $
million recorded for the year ended December 31, 1997. The principal reasons for the change from period to period are as follows:

          Total premiums and annuity considerations were $     million for the
     year ended December 31, 1998 compared to $     million for the year ended
     December 31, 1997, an           of $     million. The new Corporate
     Sponsored Variable Universal Life (CSVUL) product, introduced in 1997, accounted for most of the change in premiums with an increase of $ million as compared to the prior period. Premiums for the Variable Universal Life (VUL) product, introduced in 1995, increased $ million for 1998 as compared to 1997.

          Annuity and other fund deposits           from $     million for the
     year ended December 31, 1997 to $     million for the year ended December
     31, 1998, a           of $     million.

     Net investment income           by $     million, to $     million for the
     year ended December 31, 1998 from $     million for the year ended December
31, 1997 due primarily to lower interest rates on new investments.

     Policyholder and Contractholder Benefits were $     million for the year
ended December 31, 1998, an           of $     million, from $     million
recorded for the year ended December 31, 1997. The principal reasons for the change from period to period are as follows:

          Death benefits for the year ended December 31, 1998 were $     million
     compared to $     million for the year ended December 31, 1997, an
               of $     million due to                   .

          Annuity benefits of $     million for the year ended December 31, 1998
     are $     million        than the $     million for the year ended December
     31, 1997 due primarily to                         .

          Surrenders for the year ended December 31, 1998 were $     million
     compared to $     million for the year ended December 31, 1997. This
     increase was due to                               .

          The reserve for life policies           $     million for the year
     ended December 31, 1998 compared to an increase of $       million for the
     year ended December 31, 1997 due primarily to
                                   .

          The change in liability for premiums and other deposit funds had a
               of $     million for the year ended December 31, 1997 compared to
     a        of $       million for the year ended December 31, 1998. The
            in both years reflects consumer preference for equity participation products.

     Transfers to separate accounts           from $     million for the year
ended December 31, 1997 to $     million the year ended December 31, 1998 due to
                                          .

     Federal income taxes           from $     million for the year ended
December 31, 1997 to $     million for the year ended December 31, 1998 due
primarily to           .

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996:

     Net gain from operations before federal income taxes was $30.6 million for the year ended December 31, 1997 compared to $24.2 million in 1996, an increase of $6.4 million. The principal reason for the increase was higher gains generated by the growth in the FPVA block of business.

     Premiums, Annuity Considerations, and Fund Deposits were $799.0 million for the year ended December 31, 1997, an increase of $57.1 million, from $741.9 million recorded for the year ended December 31, 1996. The principal reasons for the change from period to period are as follows:

          Total premiums and annuity considerations were $141.9 million in 1997 compared to $112.2 million for 1996, an increase of $29.7 million. Premiums for the VUL product, introduced in 1995, increased $26.5 million over the prior year. The new CSVUL product, introduced in 1997, had $2.1 million of first year premiums. Group Universal Life (GUL) premiums were up slightly at $14.5 million in 1997 compared to $13.7 million in 1996 resulting from increased renewal premiums.

          Annuity and other fund deposits increased from $601.0 million in 1996 to $628.7 million in 1997, an increase of $27.7 million. FPVA sales were $624.5 million in 1997, up from $594.5 million in 1996, reflecting consumers' preference for equity participation in the favorable stock market.

     Net investment income decreased from $102.1 million for the year ended December 31, 1996 to $99.0 million for the year ended December 31, 1997, a decrease of $3.1 million due primarily to a $45.0 million decrease in average invested assets. The decrease is due to the timing of operating cash flow primarily resulting from the fact that many of the new sales are related to separate account products while the field expenses and commissions are absorbed in the general account. Operating cash flow or fees derived from separate account business, including mortality, administrative fees and surrender charges will be reflected in the general account over the duration of the contracts.

     Policyholder and Contractholder Benefits were $407.3 million for the year ended December 31, 1997, an increase of $70.6 million, from $336.7 million recorded for the year ended December 31, 1996. The principal reasons for the change from period to period are as follows:

          Death benefits in 1997 were $27.6 million compared to $20.8 million in 1996 due to higher cash value payments released upon death (which is offset in changes in reserves) and lower recoveries of death benefits from reinsurers.

          Annuity benefits of $25.0 million for 1997 are $4.5 million higher than the $20.5 million in 1996 due primarily to increased payouts on FPVA and SPDA contracts resulting from death claims.

          Surrenders in 1997 were $312.7 million compared to $256.9 million in 1996. This increase was due to increased surrenders of FPVA contracts partially offset by lower SPDA and COA withdrawals.

          The reserve for life policies increased $27.1 million in 1997 compared to an increase of $35.3 million in 1996 due primarily to lower universal life ("UL") premiums, reflecting consumers' preference for equity participation products generating a shift in growth to the separate accounts.

          The change in liability for premiums and other deposit funds remained basically flat with a decrease of $69.7 million in 1997 compared to a decrease of $70.6 million in 1996. This decrease in both years reflects consumer preference for equity participation products.

     Transfers to separate accounts decreased from $428.1 million in 1996 to $397.5 million in 1997 due to higher FPVA withdrawals and asset charges.

     Federal income taxes increased from $14.4 million in 1996 to $17.4 million in 1997 due primarily to higher operating income.

REALIZED CAPITAL GAINS (LOSSES)

     Following is a summary of realized capital gains and (losses) for the periods indicated:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Bonds.......................................................            $(3.1)    $ 0.9
Common stock................................................              0.7       0.0
Real estate and mortgage loans..............................              0.4      (0.1)
Other invested assets.......................................             (0.2)      0.0
Derivative instruments......................................              0.0      (0.8)
                                                              -----     -----     -----
     Subtotal...............................................             (2.2)      0.0
Taxes.......................................................             (0.5)     (0.8)
Transferred to Interest Maintenance Reserve (IMR), net of
  taxes.....................................................             (0.8)     (0.9)
                                                              -----     -----     -----
Net realized capital losses.................................            $(3.5)    $(1.7)
                                                              =====     =====     =====

     Net realized losses        from $   million in 1998 to $   million in 1997
mostly due to                     . Realized    on bonds in 1998 account for
most of the        in realized        between 1998 and 1997. During 1998, 1997
and 1996, realized capital        resulting from changes in interest rates on
fixed income securities of $   million (net of $   million tax), $   million
(net of $   million tax) and $   million (net of $   million tax), respectively,
were transferred to the Company's IMR for future amortization into net income.

FINANCIAL POSITION

     The asset mix of the Company as of December 31, 1998 and December 31, 1997 continues to reflect management's commitment to provide adequate liquidity and limit new investments to investment grade bonds, with some selective purchases of National Association of Insurance Commissioners ("NAIC") category 3 bonds and agricultural mortgages.

     The Company's assets as of December 31, 1998 and 1997 are as follows:

                                                           DECEMBER 31,         DECEMBER 31,
                                                         -----------------    -----------------
                                                           1998        %        1997        %
                                                         --------    -----    --------    -----
                                                                    ($ IN MILLIONS)
Bonds..................................................  $                    $1,074.7     80.7
Cash and short-term investments........................                           46.0      3.5
Common stocks..........................................                            1.0      0.1
Mortgage loans on real estate
  Commercial mortgages.................................                           35.3      2.6
  Agricultural mortgages...............................                           99.5      7.5
Policy loans...........................................                           45.9      3.4
Real estate
  Foreclosed...........................................                           14.9      1.1
  For investment.......................................                            7.7      0.6
Other invested assets..................................                            7.0      0.5
                                                         --------    -----    --------    -----
     Total invested assets.............................              100.0     1,332.0    100.0
Other..................................................                           22.7
                                                         --------             --------
Total General
  Accounts Assets......................................                        1,354.7
Separate Accounts......................................                        3,606.7
                                                         --------             --------
          Total Assets.................................                       $4,961.4
                                                         ========             ========

     Bonds eligible for amortization under rules promulgated by the NAIC are carried at amortized cost, while all other bonds are carried at values adopted by the NAIC, which approximate fair market value. Loan backed bonds and structured securities are valued at amortized cost using the effective interest method considering anticipated prepayments at the date of purchase; significant changes in the estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

     Real estate acquired through foreclosure is carried at the lower of cost or the estimated fair value at the time of foreclosure, less cumulative depreciation and encumbrances. Mortgage loans in process of foreclosure are also carried at the lower of cost or the estimated fair value. Fair value is determined by using the estimated discounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates regarding future operating expenses, lease rates, occupancy levels and investors' targeted yields.

     The Company provides, through a direct charge to surplus, an investment valuation reserve for permanent impairment of real estate investments, joint venture partnerships in real estate, mortgage loans delinquent for more than 60 days and restructured mortgage loans. This reserve reflects, in part, the excess of the carrying value of such assets over the estimated undiscounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates similar to those described in the preceding paragraph. As of December 31, 1998 and 1997, the Company's investment reserve for its mortgage
loan and real estate investments was $     million and $     million,
respectively.

     Cash and short-term investment balances were $     million and $
million at December 31, 1998 and 1997, respectively, and have           each
period as                               .

     The           in separate account assets from $       million at December
31, 1997 to $       million at December 31, 1998 is primarily a result of
                        .

BONDS

     The Securities Valuation Office (SVO) of the NAIC evaluates the investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC Designations". The NAIC Designations closely mirror the nationally recognized securities rating organizations' definitions for marketable bonds. NAIC Designations 1 and 2 include bonds considered investment grade (Baa or higher by Moody's or BBB or higher by Standard and Poors) by such rating organizations. NAIC Designations 3 through 6 are referred to as below investment grade (Ba or lower by Moody's or BB or lower by Standard and Poors).

     The following tables show the Company's bond investments by NAIC designation at December 31, 1998 and December 31, 1997.

                               DECEMBER 31, 1998

                                             TOTAL                    TOTAL
                                            PUBLICLY                PRIVATELY
NAIC RATINGS                                 TRADED     % PUBLIC     PLACED      % PRIVATE     TOTAL
------------                                --------    --------    ---------    ---------    --------
                                                                 ($ IN MILLIONS)
Class 1...................................   $   --         --%      $                  %     $
Class 2...................................       --         --
                                             ------      -----       ------        -----      --------
          Subtotal........................
Class 3...................................
Class 4...................................
Class 5...................................
Class 6...................................
                                             ------      -----       ------        -----      --------
          Totals..........................   $   --      100.0%      $             100.0%     $
                                             ======      =====       ======        =====      ========

                               DECEMBER 31, 1997

                                    TOTAL                    TOTAL
                                   PUBLICLY                PRIVATELY
NAIC RATINGS                        TRADED     % PUBLIC     PLACED      % PRIVATE     TOTAL      % TOTAL
------------                       --------    --------    ---------    ---------    --------    -------
                                                              ($ IN MILLIONS)
Class 1..........................   $390.6       63.0%      $162.7         35.8%     $  553.3      51.5%
Class 2..........................    203.3       32.8        238.4         52.4         441.7      41.1
                                    ------      -----       ------        -----      --------     -----
          Subtotal...............    593.9       95.8        401.1         88.2         995.0      92.6
Class 3..........................     21.0        3.4         45.6         10.0          66.6       6.2
Class 4..........................      5.0        0.8          7.5          1.7          12.5       1.1
Class 5..........................      0.0        0.0          0.0          0.0           0.0       0.0
Class 6..........................      0.0        0.0          0.6          0.1           0.6       0.1
                                    ------      -----       ------        -----      --------     -----
          Totals.................   $619.9      100.0%      $454.8        100.0%     $1,074.7     100.0%
                                    ======      =====       ======        =====      ========     =====

     Total public and private bonds           to $       million at December 31,
1998 -- $       million at December 31, 1997. Bonds represented approximately
     % and      % of total general account invested assets at December 31, 1998 and December 31, 1997, respectively. MLOA selectively invests in privately placed bonds to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable public market securities. Private placement investments are made after extensive analysis of the financial condition of the borrower and include protective covenants to assure future quality of the Company's investments. A significant portion of bond investments is in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.
The bond portfolio was comprised of      % in public bonds and      % in private
placements at December 31, 1998 and      % in public bonds and      % in private
placements at December 31, 1997.

     At December 31, 1998, approximately      % of the bond portfolio is held in
NAIC category 1 and 2 bonds and      % of its publicly traded bonds were rated
in the top three quality categories. There were $     million and $     million
of non-performing bonds (NAIC category 6) held at December 31, 1998 and December 31, 1997, respectively.

     MLOA's bond portfolio by industry is as follows:

                           INDUSTRY EXPOSURE OF BONDS

                                                       DECEMBER 31, 1998      DECEMBER 31, 1997
                                                      -------------------    -------------------
INDUSTRY CLASS                                        BOOK VALUE      %      BOOK VALUE      %
--------------                                        ----------    -----    ----------    -----
                                                                   ($ IN MILLIONS)
Consumer Goods & Services...........................   $            $         $  112.5      10.5
Other Manufacturing.................................                             106.0       9.9
Public Utilities....................................                             123.8      11.5
Non-Government-Asset Backed.........................                             128.3      11.9
Energy..............................................                             128.3      11.9
Mortgage Backed --
  Government & Agency...............................                             123.9      11.5
Financial Services..................................                             133.5      12.4
Transportation/Aerospace............................                              82.5       7.7
Bank Holding Companies..............................                              39.4       3.7
Nat Res/Manuf (non-energy)..........................                              40.4       3.8
Banks...............................................                              19.2       1.8
Cable Television....................................                              12.2       1.1
Media/Advertising...................................                              13.8       1.3
Government & Agency.................................                               5.9       0.5
Other...............................................                               5.0       0.5
                                                       --------     -----     --------     -----
          Total.....................................   $            100.0%    $1,074.7     100.0%
                                                       ========     =====     ========     =====

     MLOA's long-term bond portfolio is well diversified among industry types. The largest industry classification is Consumer Good and Services which
represents      % of the total portfolio at December 31, 1998.

     The Company held $     million of mortgage and asset-backed securities as
of December 31, 1998, which represents      % of the total invested assets. Of
that amount, $     million (     %) are agency-issued pass throughs and
collateralized mortgage obligations (CMO's) secured by GNMA, FNMA and FHLMC, and
$     million (     %) were other types of mortgage and asset-backed securities.
The Company actively monitors prepayment risk using quantitative and qualitative methods. MLOA believes that its active monitoring of its portfolio of mortgage-backed securities and the limited extent of its holdings of more volatile types of mortgage-backed securities mitigate exposure to losses from prepayment risks associated with rate fluctuations for this portfolio.

MATURITIES OF BONDS

     The amortized cost and estimated market value of bonds by final maturity date (excluding scheduled sinking funds) as of December 31, 1998 and December 31, 1997 are as follows:

                                                      DECEMBER 31, 1998         DECEMBER 31, 1997
                                                    ----------------------    ----------------------
                                                                 ESTIMATED                 ESTIMATED
                                                    AMORTIZED      FAIR       AMORTIZED      FAIR
                                                      COST         VALUE        COST         VALUE
                                                    ---------    ---------    ---------    ---------
                                                                    ($ IN MILLIONS)
Due one year or less..............................  $            $            $   23.2     $   23.3
Due after one year through five years.............                               411.4        418.1
Due after five years through ten years............                               380.4        391.3
Due after ten years...............................                               259.7        266.7
                                                    --------     --------     --------     --------
                                                    $            $            $1,074.7     $1,099.4
                                                    ========     ========     ========     ========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

MORTGAGE LOANS

     As of December 31, 1998, the mortgage loan portfolio is comprised of $
million in commercial loans and $   million in agricultural mortgages. Total
mortgage loans represent   % of the general account invested assets.

     The Company has followed a strategy of reducing its commercial mortgage portfolio through sales to third parties, encouraging prepayments, paydowns, and repayments. Since 1991, the Company has not actively made any new commercial loans (other than refinancing existing mortgages and a limited number of purchase money mortgages on selected sales of real estate).

     The Company reduced its commercial mortgage loan portfolio to $   million
as of December 31, 1998, from $35.3 million as of December 31, 1997.

     The agricultural loan balance was $     million and $99.5 million at
December 31, 1998 and December 31, 1997, respectively. The    from December 31,
1997 to December 31, 1998 is explained by $   million of new loans offset with
dispositions of $   million. The    in the agricultural loan balance from
December 31, 1998 to December 31, 1997 is mostly explained by dispositions of
$   million, repayments and prepayments of $   million, offset with new loans of
$   million.

     The average yield on agricultural loans was    % at December 31, 1998 and
   % of the portfolio was current as to interest and principal repayments.

     A schedule of commercial and agricultural mortgage loan maturities as of December 31, 1998 and 1997 is as follows:

                        MORTGAGE LOAN MATURITY SCHEDULE

                                                          DECEMBER 31, 1998
                                  ------------------------------------------------------------------
                                                                                    TOTAL
                                  COMMERCIAL      %      AGRICULTURAL      %      MORTGAGES      %
                                  ----------    -----    ------------    -----    ---------    -----
                                                           ($ IN MILLIONS)
One year or less................    $                       $                      $
Over 1 to 3 years...............
Over 3 to 5 years...............
Over 5 to 10 years..............
Over 10 years...................
                                    -----       -----       ------       -----     ------      -----
          Total.................    $           100.0       $            100.0     $           100.0
                                    =====       =====       ======       =====     ======      =====

                                                          DECEMBER 31, 1997
                                  ------------------------------------------------------------------
                                                                                    TOTAL
                                  COMMERCIAL      %      AGRICULTURAL      %      MORTGAGES      %
                                  ----------    -----    ------------    -----    ---------    -----
                                                           ($ IN MILLIONS)
One year or less................    $ 4.6        13.1       $  0.0         0.0     $  4.6        3.4
Over 1 to 3 years...............     13.7        38.6          3.1         3.1       16.8       12.5
Over 3 to 5 years...............      5.4        15.4         12.5        12.6       17.9       13.3
Over 5 to 10 years..............      9.5        26.9         26.5        26.6       36.0       26.7
Over 10 years...................      2.1         6.0         57.4        57.7       59.5       44.1
                                    -----       -----       ------       -----     ------      -----
          Total.................    $35.3       100.0       $ 99.5       100.0     $134.8      100.0
                                    =====       =====       ======       =====     ======      =====

     The table below provides the problem loan balance at December 31, 1998 and 1997.

                             PROBLEM MORTGAGE LOANS

                                                   DECEMBER 31, 1998             DECEMBER 31, 1997
                                               --------------------------    --------------------------
                                               COMMERCIAL    AGRICULTURAL    COMMERCIAL    AGRICULTURAL
                                               ----------    ------------    ----------    ------------
                                                                   ($ IN MILLIONS)
Over 90 days.................................    $               $             $ 0.0           $0.0
In Process of Foreclosure....................                                    0.6            0.0
Restructured loans in Good Standing..........                                   14.1            0.0
                                                 -----           ----          -----           ----
          Total..............................    $               $             $14.7           $0.0
                                                 =====           ====          =====           ====

     The following table shows the diversification of the total mortgage portfolio by region and property type:

                                                             DECEMBER 31,       DECEMBER 31,
                                                                 1998               1997
                                                            ---------------    ---------------
BY REGION                                                               %                  %
---------                                                             -----              -----
                                                                     ($ IN MILLIONS)
West......................................................  $                  $ 52.6     39.0
Mountain..................................................                       29.1     21.6
Southwest.................................................                       15.2     11.3
Northeast.................................................                       19.0     14.1
Midwest...................................................                       11.5      8.5
Southeast.................................................                        7.4      5.5
                                                            ------    -----    ------    -----
          Total...........................................  $         100.0    $134.8    100.0
                                                            ======    =====    ======    =====

                                                             DECEMBER 31,       DECEMBER 31,
                                                                 1998               1997
                                                            ---------------    ---------------
BY TYPE                                                                 %                  %
-------                                                               -----              -----
                                                                     ($ IN MILLIONS)
Agricultural..............................................  $                  $ 99.5     73.8
Office....................................................                       16.9     12.5
Industrial................................................                        6.3      4.7
Retail....................................................                        4.7      3.5
Other.....................................................                        4.0      3.0
Apartments................................................                        3.4      2.5
                                                            ------    -----    ------    -----
          Total...........................................  $         100.0    $134.8    100.0
                                                            ======    =====    ======    =====

EQUITY REAL ESTATE

     Equity real estate is made up of investment real estate, foreclosed commercial properties and real estate partnerships (included in other assets of
$     million and $8.1 million at December 31, 1998 and 1997, respectively).
Real estate investments are      % of general account invested assets as of
December 31, 1998.

     Below is a table of the carrying values at December 31, 1998 and 1997 for these investments:

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1998            1997
                                                              ------------    ------------
                                                                    ($ IN MILLIONS)
Real Estate for Investment..................................     $               $ 7.7
Foreclosed Urban Properties.................................                      14.9
                                                                 -----           -----
Subtotal Real Estate........................................                      22.6
Real Estate Partnerships....................................                       7.0
                                                                 -----           -----
Grand Total Real Estate.....................................     $               $29.6
                                                                 =====           =====

     Total real estate           from $     million at December 31, 1998 to
$29.6 million at December 31, 1997 primarily due to          .

COMMITMENTS

     At December 31, 1998, the Company had commitments to issue $     million of
fixed rate farm loans with periodic interest rate reset dates. The initial
interest rates on such loans range from approximately      % to      %. There
were no outstanding commercial mortgage or bond commitments as of December 31, 1998.

LIQUIDITY

     Net cash used by operations was $     million for the year ended December
31, 1998 and $68.8 million for the year ended December 31, 1997. The
of $     million for the year ended December 31, 1998 as compared to the year
ended December 31, 1997, is primarily the result of a $     million payment of
Federal income tax by the Company to its parent during 1998. The negative cash flow from operations for the years ended December 31, 1998 and 1997 is primarily due to the fact that many of the new product sales are related to separate account products while the field expenses and commissions are absorbed in the general account. Operating cash flow or fees derived from Separate account business, including mortality, administrative fees and surrender charges will be reflected in the general account over the duration of the contracts.

     As of December 31, 1998, MLOA had highly liquid assets of approximately
$     billion comprised of public bonds ($     million) and private bonds
($     million) in categories 1 and 2 and cash and short term investments of
$     million.

7. YEAR 2000

     The Year 2000 issue is the result of widespread use of computer programs which use two digits (rather than four) to define a year. By use of a two-digit field, the industry avoided the greater cost of additional mainframe capacity. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.

STATE OF READINESS

     In 1996, the Company initiated a formal Year 2000 Project to resolve the Year 2000 issue. The scope of the Project was identified, and funding was established. In early 1997, the Company retained Command Systems, Inc., and Keane, Inc. to assist the Company in bringing the Company's computer and information systems into Year 2000 compliance. The Company's overall goal for information technology ("IT") related items is to have business-critical hardware and software compliant by December 31, 1998, with additional testing and enterprise end-to-end testing occurring in 1999. MONY has also retained Technology Resource Solutions to assist in the evaluation of Year 2000 issues affecting the Company's non-IT systems in facilities and equipment which may contain date logic in embedded chips. MONY's overall goal is to have all non-IT systems compliant by mid-1999.

     The scope of the Project includes:

     - ensuring the compliance of all applications, operating systems and hardware on mainframe, PC and LAN platforms;

     - ensuring the compliance of voice and data network software and hardware; addressing issues related to non-IT systems in buildings, facilities and equipment which may contain date logic in embedded chips; and

     - addressing the compliance of key vendors and other third parties.

     The phases of the Project are:

     (i) inventorying Year 2000 items and assigning priorities; assessing the Year 2000 compliance of items;

     (ii) remediating or replacing items that are determined not to be Year 2000 compliant;

     (iii) testing items for Year 2000 compliance; and

     (iv) designing and implementing Year 2000 contingency and business continuity plans.

     To determine that all IT systems (whether internally developed or purchased) are Year 2000 compliant, each system is tested using a standard testing methodology which includes unit testing, baseline testing, and future date testing. Future date testing includes critical dates near the end of 1999 and into the year 2000, including leap year testing. For business-critical non-IT systems in buildings, facilities and equipment, approximately 50% had been remediated as of September 30, 1998.

     The inventory and assessment phases of the Project were completed prior to
mid 1998. At December 31, 1998, approximately   % of the Company's application
systems had been remediated, tested and re-implemented into production.
Approximately   % of the operating systems, systems software, and hardware for mainframe, PC and LAN platforms were deemed compliant based on information supplied by vendors verbally, in writing, or on the vendor's Internet site. Of
the IT business critical items, approximately   % were compliant and tested by
December 31, 1998. Approximately   % of non-IT business critical items had been
remediated as of December 31, 1998. Ongoing testing for Year 2000 compliance will continue in 1999, and is expected to be completed by mid-1999.

     As part of the Project, significant service providers, vendors, suppliers, and other third parties that are believed to be critical to business operations after January 1, 2000, have been identified and steps are being undertaken in an attempt to reasonably ascertain their stage of Year 2000 readiness through questionnaires, interviews, on-site visits, and other available means.

COSTS

     The estimated total cost of the Year 2000 Project is approximately
$     million. The total amount expended on the Project through December 31,
1998 was $     million which includes $     million for external vendor costs,
and $     million for internal costs. The estimated future cost of completing
the Year 2000 Project is estimated to be approximately $     million, which
includes $     million for external vendor
costs, and $     million for internal costs. These amounts include costs
associated with the current development of contingency plans.

RISKS

     The Company believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment or those third parties on which the Company relies will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most reasonable likely worst case scenario) could affect the distribution and sale of life insurance, annuity and investment products and could have a material effect on the Company's financial position and results of operations.

CONTINGENCY PLANS

     The Company has retained outside consultants to assist in the development of Business Continuity Plans, which includes identification of third party service providers, information systems, equipment, facilities, and other items which are mission critical to the operation of the business. In conjunction with this effort, the Company is developing a Year 2000 Contingency Plan to address failures due to the Year 2000 problem of third parties and other items, which are critical to the ongoing operation of the business. The Contingency Plan includes the performance of alternate processing as well as consideration for changing third party service providers, vendors, and suppliers if necessary. The scheduled date for completion of the Contingency Plan is mid 1999. The Company believes that due to the pervasive nature of potential Year 2000 issues, the contingency planning process is an ongoing one that will require further modifications as the Company obtains additional information regarding the status of third party Year 2000 readiness.

8. POTENTIAL TAX LEGISLATION

     Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. The 1994 United States Supreme Court ruling in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act may cause Congress to consider legislation that would eliminate such tax deferral at least for certain annuities. Other possible legislation, including a simplified "flat tax" income tax structure with an exemption from taxation for investment income, could also adversely affect purchases of annuities and life insurance if such legislation were to be enacted. There can be no assurance as to whether legislation will be enacted which would contain provisions with possible adverse effects on the Company's annuity and life insurance products.

9. DIRECTORS AND EXECUTIVE OFFICERS

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company of America is 1740 Broadway, New York, New York 10019.

     Current Officers and Directors of MONY America are:

NAME                                      POSITION AND OFFICES WITH DEPOSITOR
----                                      -----------------------------------
Michael I. Roth................  Director, Chairman and Chief Executive Officer
Samuel J. Foti.................  Director, President and Chief Operating Officer
Richard E. Connors.............  Director
Richard Daddario...............  Director, Vice President and Controller
Phillip A. Eisenberg...........  Director, Vice President and Actuary
Margaret G. Gale...............  Director and Vice President
Stephen J. Hall................  Director
Charles P. Leone...............  Director, Vice President and Chief Compliance Officer
Kenneth M. Levine..............  Director and Executive Vice President
David S. Waldman...............  Secretary
David V. Weigel................  Treasurer

     No officer or director listed above receives any compensation from the Company in addition to compensation paid by MONY.

     Biographical information for each of the individuals listed in the above table is set forth below.

     DIRECTORS AND EXECUTIVE OFFICERS. Set forth below is a description of the business positions during at least the past five years for the directors and the executive officers of the Company.

     Michael I. Roth is Director, Chairman of the Board and Chief Executive Officer of the Company. He is Chairman of the Board (since July 1993) and Chief Executive Officer (since January 1993) of MONY and has been a Trustee since May 1991. Mr. Roth is also a director of the following subsidiaries of MONY: 1740 Advisers, Inc. (since December 1992) and MONY CS, Inc. (since December 1989). He has also served as MONY's President and Chief Executive Officer (from January 1993 to July 1993), President and Chief Operating Officer (from January 1991 to January 1993) and Executive Vice President and Chief Financial Officer (from March 1989 to January 1991). Mr. Roth has been with MONY for 9 years. Mr. Roth also served on the board of directors of the American Council of Life Insurance and serves on the boards of directors of the Life Insurance Council of New York, Insurance Marketplace Standards Association, Enterprise Foundation (a charitable foundation which develops housing not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc. and Promus Hotel Corporation.

     Samuel J. Foti is Director, President and Chief Operating Officer of the Company. He is President and Chief Operating Officer (since February 1994) of MONY and has been a Trustee since January 1993. Mr. Foti is also a director of the following subsidiaries of MONY: MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October 1994), MONY Life Insurance Company of the Americas, Ltd., (since December 1994) and MONY Bank & Trust Company of the Americas, Ltd. (since December 1994). He has also served as MONY's Executive Vice President (from January 1991 to February 1994) and Senior Vice President (from April 1989 to January 1991). Mr. Foti has been with MONY for 10 years. Mr. Foti also serves on the board of directors of the Life Insurance Marketing and Research Association, where he served as Chairman from October 1996 through October 1997, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College.

     Richard Daddario is Director, Vice President and Controller of the Company. He is Executive Vice President and Chief Financial Officer (since April 1994) of MONY. Mr. Daddario is also a director of the following subsidiaries of MONY:
MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997). He has also served as MONY's Chief Financial Officer (from January 1991 to present) and Senior Vice President (from July 1989 to April 1994). Mr. Daddario has been with MONY for 9 years.

     Kenneth M. Levine is Director and Executive Vice President of the Company. He is Executive Vice President (since February 1990) and Chief Investment Officer (since January 1991) of MONY and has been a Trustee since May 1994. Mr. Levine is also a director of the following subsidiaries of MONY: 1740 Advisers, Inc. (since December 1989), MONY Funding, Inc. (since October 1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October
1991). He has also served as MONY's Senior Vice President -- Pensions (from January 1988 to February 1990). Prior to that time, Mr. Levine held various management positions within MONY. Mr. Levine has been with MONY for 25 years.

     Richard E. Connors is Director of the Company. He is Senior Vice President of MONY (since February 1994). Mr. Connors is also a director of the following subsidiary of MONY: MONY Brokerage, Inc. (since May 1994). He has also served as MONY's Regional Vice President -- Western Region (from June 1991 to February
1994), Vice President -- Small Business Marketing (from January 1990 to June
1991) and Vice President -- Manpower Development (from March 1988 to January
1990). Mr. Connors has been with MONY for 10 years.

     Phillip A. Eisenberg is Director, Vice President and Actuary of the Company. He is Senior Vice President and Chief Actuary of MONY (since April
1993). He has also served as MONY's Vice President -- Individual Financial Affairs (from January 1989 to March 1993). Prior to that time, Mr. Eisenberg held various positions within MONY. Mr. Eisenberg has been with MONY for 34 years.

     Margaret G. Gale is Director and Vice President of the Company. She is Vice President of MONY (since February 1991). She has also served as Vice
President -- Policyholder Services (from 1988 to 1991). Ms. Gale has been with MONY for 20 years.

     Stephen J. Hall is Director of the Company. He is Senior Vice President of MONY (since February 1994). Mr. Hall is also a director of the following subsidiary of MONY: MONY Brokerage, Inc. (since October 1991). He has also served as MONY's Vice President & Chief Marketing Officer (from November 1990 to February 1994) and prior to that time was manager of MONY's Boise, Idaho insurance agency. Mr. Hall has been with MONY for 24 years.

     Charles P. Leone is Director, Vice President and Chief Compliance Officer of the Company. He is Vice President and Chief Corporate Compliance Officer of MONY (since 1996). He has also served as Vice President of MONY (from 1987 to
1996). Mr. Leone has been with MONY for 35 years.

     David S. Waldman is Secretary of the Company. He is Assistant Vice President and Senior Counsel -- Operations (since 1992). He has also served as Assistant General Counsel of MONY (from 1986 to 1992). Mr. Waldman has been with MONY for 16 years.

     David V. Weigel is Treasurer of the Company. He is Vice
President -- Treasurer of MONY (since 1994). He has also served as Assistant Treasurer of MONY (from 1986 to 1994). Mr. Weigel has been with MONY for 25 years.

10. EXECUTIVE COMPENSATION

     None of the directors, officers, or other personnel receives any compensation from the Company. All compensation is being paid by MONY, with an allocation of their compensation to be made for services rendered to the Company pursuant to a cost allocation agreement.

11. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS

     (1) Financial Statements:

        Report of Independent Accountants

        Statements of Admitted Assets, Liabilities, Capital and Surplus as of December 31, 1998, and 1997

        Statements of Operations for the years ended December 31, 1998, 1997 and 1996

        Statements of Capital and Surplus for the years ended December 31, 1998, 1997 and 1996

        Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996

        Notes to Financial Statements

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
With respect to MONY Life Insurance Company of America
Report of Independent Accountants...........................    F-2
Statements of admitted assets, liabilities, capital and          F-
  surplus as of December 31, 1998 and 1997..................
Statements of operations for the years ended December 31,        F-
  1998, 1997 and 1996.......................................
Statements of capital and surplus for the years ended            F-
  December 31, 1998, 1997 and 1996..........................
Statements of cash flows for the years ended December 31,        F-
  1998, 1997 and 1996.......................................
Notes to financial statements...............................     F-

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America:

                                          PricewaterhouseCoopers LLP

New York, New York

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Not Applicable

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

     SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

     SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During 1998, the Company issued $     of its corporate sponsored variable
universal life insurance policies to corporate purchasers in private placement transactions.

     The issuance of these insurance policies are exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

          1   --  Form of Underwriting Agreement Distribution Agreement among
                  MONY Life Insurance Company of America, MONY Securities
                  Corp., and MONY Series Fund, Inc., filed as Exhibit 3(a) of
                  Post-Effective Amendment No. 3, dated February 28, 1991, to
                  Registration Statement No. 33-20453, is incorporated herein by reference.

        3         --  Articles of Incorporation and By-Laws of MONY Life Insurance Company of America Articles of
                      Incorporation and By-Laws of the Company, filed as Exhibits 6(a) and 6(b), respectively, of
                      Registration Statement No. 33-13183, dated April 6, 1987, is incorporated herein by reference.
        4         --  Form of Policy Proposed forms of Flexible Payment Variable Annuity Contracts, filed as Exhibit 4 of Registration Statement No. 333-59717, dated July 23, 1998, is incorporated herein by reference.
        5         --  Opinion of Counsel Opinion and consent of Edward P. Bank, Vice President and Deputy General
                      Counsel, The Mutual Life Insurance Company of New York, as to legality of the securities being registered, is filed as Exhibit (a)5 to Registration Statement (Registration No. 333-65423) dated
                      November 5, 1998 is incorporated herein by reference.
       10         --  Material Contracts Services Agreement between The Mutual Life Insurance Company of New York and
                      MONY Life Insurance Company of America filed as Exhibit 5(ii) to Pre-Effective Amendment to
                      Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.
       23         --  Consent of experts and counsel Consent of PricewaterhouseCoopers LLP, to be filed by amendment.
       27         --  Financial Data Schedule, to be filed by amendment

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (6) The undersigned registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Life Insurance Company of America, has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 1st day of March 1999.

                                          MONY LIFE INSURANCE
                                          COMPANY OF AMERICA

                                          By: /s/ MICHAEL I. ROTH

                                            ------------------------------------
                                            Michael I. Roth, Director, Chairman
                                              of the Board and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.

                   SIGNATURE                                                                 DATE
                   ---------                                                                 ----
              /s/ MICHAEL I. ROTH                 Director, Chairman of the Board and    March 1, 1999
------------------------------------------------  Chief Executive Officer
                Michael I. Roth

               /s/ SAMUEL J. FOTI                 Director, President and Chief          March 1, 1999
------------------------------------------------  Operating Officer
                 Samuel J. Foti

              /s/ RICHARD DADDARIO                Director, Vice President and           March 1, 1999
------------------------------------------------  Controller (Principal Financial and
                Richard Daddario                  Accounting Officer)

             /s/ KENNETH M. LEVINE                Director and Executive Vice            March 1, 1999
------------------------------------------------  President
               Kenneth M. Levine

            /s/ PHILLIP A. EISENBERG              Director, Vice President and           March 1, 1999
------------------------------------------------  Actuary
              Phillip A. Eisenberg

              /s/ MARGARET G. GALE                Director and Vice President            March 1, 1999
------------------------------------------------
                Margaret G. Gale

              /s/ CHARLES P. LEONE                Director, Vice President and Chief     March 1, 1999
------------------------------------------------  Compliance Officer
                Charles P. Leone

             /s/ RICHARD E. CONNORS               Director                               March 1, 1999
------------------------------------------------
               Richard E. Connors

              /s/ STEPHEN J. HALL                 Director                               March 1, 1999
------------------------------------------------
                Stephen J. Hall

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------